Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

Re: Notice of a Special Annual General Meeting - April 26, 2018 (Update)

Following the request of certain shareholders in accordance with the provisions of section 66 (b) of the Israeli Companies Law, an item was added to the agenda of the meeting:

Item No. 23 on the agenda expressing a lack of confidence in the ability of external directors and requesting the Board of Directors to discuss the resolution.

The text of the proposed resolution:

“Shareholders express no confidence in the ability of the external directors, Ms. Tali Simon and Mr. Mordechai Keret, to faithfully represent the interests of the Company’s shareholders and of the Company, and call on the Board of Directors to discuss this resolution.”

In accordance with the provisions of the Companies Regulations (Publication of Notice of a General Meeting and Class Meetings in a Public Company) and (the addition of an Item to the agenda), the Company received a request from several shareholders (i.e., institutional investors that submitted the request through Entropy), who hold, cumulatively, more than 1% of the voting rights in the meeting, to, in accordance with the provisions of section 66 (b) of the Israeli Companies Law, add a new item to the Meeting’s agenda.

The Company responded to the shareholders and noted that according to the Company’s Articles of Association, the request must be attached to a proposed resolution, and on March 29, 2018, Entropy sent an e-mail to the company with the proposed text of resolution.

On April 1, 2018, the Company’s Board of Directors discussed this request and decided to include it in the agenda of the Meeting.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.